Filed pursuant to Rule 433

Registration No. 333-214613

January 11, 2018

Final Term Sheet
USD 5,000,000,000 2.375% Global Notes due 2022

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 5,000,000,000

Denomination:	USD 1,000

Maturity:	December 29, 2022

Redemption Amount:	100%

Interest Rate:	2.375% per annum, payable semi-annually in arrears

Date of Pricing:	January 11, 2018

Closing Date:	January 19, 2018 (T+5)[1]

Interest Payment Dates:	June 29 and December 29 in each year

First Interest Payment Date:	June 29, 2018 (for interest accrued from, and including, January 19, 2018 to, but excluding, June 29, 2018)

Interest Payable on First Interest Payment Date:	USD 52,777,777.78 (for aggregate principal amount of USD 5,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.501%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.376%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

1  It is expected that delivery of the notes will be made upon instruction of the Managers against payment on or about the Closing Date, which will be the fifth business day following the Date of Pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769HR85

CUSIP:	500769HR8

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[2]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	Barclays Deutsche Bank Morgan Stanley

Stabilization Manager:	Deutsche Bank AG, London Branch

Registrar:	The Bank of New York Mellon SA/NV, Luxembourg Branch

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772784/d291860d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772757/d291282d424b3.htm. Alternatively, Deutsche Bank AG, London Branch, will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-503-4611.

Notice by the Managers to Distributors regarding MiFID II Product Governance

The Managers acting in their capacity as manufacturers of the notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Managers in respect of the notes in accordance with the product governance rules under MiFID II has led the Managers to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the Managers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the Managers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

2  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.